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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMERGING MANAGER ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 Morris Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Eckel 917-406-9738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	New York	11530
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 02 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Eckel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMERGING MANAGER ADVISORS LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Paul Eckel
Signature

CEO
Title

Rafael L. Marte
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERGING MANAGER ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2019

Emerging Manager Advisors, LLC
Index to the Financial Statements
December 31, 2019

Page

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
Ocean, NJ 07712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Emerging Manager Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emerging Manager Advisors, LLC's management. Our responsibility is to express an opinion on Emerging Manager Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerging Manager Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

We have served as Emerging Manager Advisors, LLC's auditor since 2018.

Adeptus Partners LLC

Ocean, New Jersey

February 28, 2020

Offices
Maryland
New York City
Long Island
New Jersey

Emerging Manager Advisors, LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$ 97,664
Accounts receivable	68,566
Prepaid expenses	1,300
Security deposit	10,000
Total Assets	$ 177,530
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 62,491
Member's Equity	115,039
Total Liabilities and Member's Equity	$ 177,530

The accompanying notes are an integral part of this statement.

Emerging Manager Advisors, LLC
Notes to Financial Statements
December 31, 2019

1. Business and Organization

Emerging Manager Advisors, LLC (the "Company"), a limited liability company, is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodity' Futures Trading Commission ("CFTC") and a member of the National Futures Association, ("NFA"). The Company was formed in the State of Delaware on February 2, 2009 for the purpose of acting as a marketer and consultant for hedge funds and providing investment banking and advisory services to primarily institutional clients. The Company will not hold customer funds or safekeep customer securities. The Company is expected to continue until December 31, 2038 unless extended as provided for in the Company's operating agreement. The Company is wholly-owned by Emerging Manager, LLC ("Parent Company"); a limited liability company. The Company's president and chief executive officer owns 83.5% of the Parent Company.

2. Summary of Significant Accounting Policies

Cash:

The Company maintains its cash balance with one financial institution, which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

Accounts receivable:

Accounts receivable are non-interest bearing obligations due per referral agreement terms. Management reviews and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2019, the accounts receivable balance was evaluated by management and considered to be fully collectible and no allowance for doubtful accounts was necessary.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA and is required to maintain minimum net capital of $45,000. At December 31, 2019, the Company had net capital of $103,595, which was $58,595 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.603 to 1. The Company is exempt from Securities Exchange Commission ("SEC") Rule l5c3~3 pursuant to the exemption provisions of sub-paragraph (k)(2)(i).

4. Financial Instruments with Off-Balance Sheet Credit Risk

As a broker dealer, the Company is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)~Rule D. No. 506 of the Securities Act.

The Company does not have any credit exposure associated with the Qualified Investors it introduces as a third party marketer to its customers.